SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NUMBER 2
                                       TO
                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
            (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934)

                            TF FINANCIAL CORPORATION
                                (Name of Issuer)

                            TF FINANCIAL CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $0.10 per Share
                         (Title of Class of Securities)

                                   872391 10 7
                             -----------------------
                      (CUSIP Number of Class of Securities)

                                John R. Stranford
                      President and Chief Executive Officer
                            TF Financial Corporation
                                  3 Penns Trail
                           Newtown, Pennsylvania 18940
                                 (215) 579-4000

                                 With Copies to:

                               John J. Spidi, Esq.
                             Lloyd H. Spencer, Esq.
                      Malizia, Spidi, Sloane & Fisch, P.C.
                               One Franklin Square
                               1301 K Street, N.W.
                                 Suite 700 East
                              Washington, DC 20005
                                 (202) 434-4660
                       (Name, Address and Telephone Number
           of Persons Authorized to Receive Notices and Communications
                    on Behalf of Person(s) filing Statement)

                               September 26, 1997
     (Date tender offer first published, sent or given to security holders)

                            CALCULATION OF FILING FEE

================================================================================
                                                                      Amount of
Transaction Valuation*                                               Filing Fee

================================================================================

$23,400,000                                                              $4,680

================================================================================


* For purposes of calculating fee only. Based on the Offer for 900,000 shares at the maximum tender offer price per share of $26.00.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $4,680          Filing Party:  TF Financial Corporation
Form or Registration No.: Schedule 13E-4 Date Filed:  September 26, 1997

      This Statement amends and supplements the Issuer Tender Offer Statement filed on September 26, 1997 (the "Statement") relating to the issuer tender offer by TF Financial Corporation, a Delaware corporation (the "Company"), to purchase up to 900,000 shares of common stock, par value $0.10 per Share (the "Shares"), including the associated Preferred Share Purchase Rights, at prices not greater than $26.00 nor less than $22.50 per Share upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 26, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which are herein collectively referred to as the "Offer"). Unless the context requires otherwise, all references herein to Shares shall include the associated Rights. The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company.

Item 9.  Material to be Filed as Exhibits.
      (a)(1)      Form of Offer to Purchase dated September 26, 1997.  *

      (a)(2)      Form of Letter of Transmittal.  *

      (a)(3)      Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
Other Nominees dated September 26, 1997.  *

      (a)(4)      Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust
Companies and Other Nominees dated September 26, 1997.  *

      (a)(5)      Form of Notice of Guaranteed Delivery.  *

      (a)(6)      Form of Letter to Stockholders from the Chief Executive Officer of the Company dated September 26, 1997.  *

      (a)(7)      Form of press release issued by the Company dated September 26, 1997.  *

      (a)(8)      Form of question and answer brochure.  *

      (a)(9)      Form of Letter to Participants in the Third Federal Savings Bank Employee Stock
Ownership Plan dated September 26, 1997.  *

      (a)(10)     Form of Letter to Participants in the Third Federal Savings Bank Profit Sharing
Plan dated September 26, 1997.  *

      (a)(11)     Form of Letter to Participants in the Third Federal Savings Bank Management
Stock Bonus Plan dated September 26, 1997.  *

      (a)(12)     Form of press release issued by the Company dated October 14, 1997.  *

      (a)(13)     Form of press release issued by the Company dated October 28, 1997.

      (b)         Not applicable.

      (c)         Not applicable.

      (d)         Not applicable.

      (e)         Not applicable.

      (f)         Not applicable.


-----------------------------
*     Previously filed.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 28, 1997

                             TF FINANCIAL CORPORATION



                             By:  /s/John R. Stranford
                                  ----------------------------------------------
                                  Name: John R. Stranford
                                  Title:  President and Chief Executive Officer

                                INDEX OF EXHIBITS

      (a)(1) Form of Offer to Purchase dated September 26, 1997.  *

      (a)(2) Form of Letter of Transmittal.  *

      (a)(3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
Other Nominees dated September 26, 1997.  *

      (a)(4) Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust
Companies and Other Nominees dated September 26, 1997.  *

      (a)(5) Form of Notice of Guaranteed Delivery.  *

      (a)(6) Form of Letter to Stockholders from the Chief Executive Officer of the Company dated September 26, 1997.  *

      (a)(7) Form of press release issued by the Company dated September 26, 1997.  *

      (a)(8)      Form of question and answer brochure.  *

      (a)(9) Form of Letter to Participants in the Third Federal Savings Bank Employee Stock
Ownership Plan dated September 26, 1997.  *

      (a)(10)     Form of Letter to Participants in the Third Federal Savings Bank Profit Sharing
Plan dated September 26, 1997.  *

      (a)(11)     Form of Letter to Participants in the Third Federal Savings Bank Management
Stock Bonus Plan dated September 26, 1997.  *

      (a)(12)     Form of press release issued by the Company dated October 14, 1997.  *

      (a)(13)     Form of press release issued by the Company dated October 28, 1997.

      (b)         Not applicable.

      (c)         Not applicable.

      (d)         Not applicable.

      (e)         Not applicable.

      (f)         Not applicable.

-----------------------
*     Previously filed.